UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2021
Commission File Number 1-12260

COCA-COLA FEMSA, S.A.B. de C.V.

(Translation of registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

Calle Mario Pani No. 100,
Santa Fe Cuajimalpa,
Cuajimalpa de Morelos,
05348, Ciudad de México,

México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes    No  X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes    No  X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    No  X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with

Rule 12g3-2(b): 82-__.

Coca-Cola FEMSA announces successful pricing of the first sustainability-linked bonds in the Mexican market

Mexico City, Mexico - September 21, 2021 - Coca-Cola FEMSA, S.A.B. de C.V. (BMV: KOF UBL; NYSE: KOF) (“Coca-Cola FEMSA” or the “Company”), announces the successful pricing of the first sustainability-linked bonds in the Mexican market for a total of Ps. 9,400 million.

The Company priced bonds at a fixed rate of 7.36% (Mbono+0.34%) for an amount of Ps. 6,965 million due in 7 years, and bonds at a variable rate of TIIE + 0.05% for an amount of Ps. 2,435 million due in 5 years. Both pricings received a credit rating of HR AAA by HR Ratings de México, S.A. de C.V. and Aaa.mx by Moody’s de México, S.A. de C.V.

“These sustainability-linked bonds strengthen our commitment to refresh our consumers anytime and anywhere in a sustainable way. As part of this vision, improving our water use ratio is of the utmost importance and we are very proud to support our ambitious targets with public commitments that will allow us to continue creating social and environmental value as well as a positive inertia to all our industry”, said John Santa Maria Otazua, CEO of Coca-Cola FEMSA.

The net proceeds from these pricings will be used for debt refinancing.

In a sustainability-linked bond, the issuing company commits to achieve certain targets related to its sustainable initiatives, however unlike a green bond, the net proceeds are not limited to finance these objectives.

As part of its strategy, the Company currently achieved a water use ratio of 1.49 liters of water used per liter of beverage produced, and as part of these bonds, the Company commits to achieve a water use ratio of 1.36 by 2024 and 1.26 by 2026. The bonds are subject to the achievement of these sustainability key performance indicators, which will be verified by an independent third party, and in the event that such indicators are not met by the dates established in the pricing documents, the interest rate will increase by 25 basis points to remain at 7.61% and TIIE + 0.30% respectively.

With this sustainable financing strategy, Coca-Cola FEMSA aims to address one of the most important issues where it considers that it can generate the most positive environmental impact: the efficient and sustainable use of water. The sustainability-linked bonds will allow Coca-Cola FEMSA to complement the financing alternatives with high environmental standards, enhancing the investments previously committed in the Company's green bond issued in international markets.

As part of this issuance, the Company published a Sustainability Linked Bonds Framework, which is aligned with the 2020 Sustainability Linked Bonds Principles (“SLBP”), as administered by the International Capital Market Association. This Framework includes certain Key Indicators of Sustainability Performance for the Company, which are aligned with its strategic sustainability priorities for 2030. Additionally, the Company obtained a second-party opinion from Sustainalytics US, Inc., in accordance with the industry best practices.

Information on key indicators, the Sustainability-Linked Bonds Framework and the Second-Party Opinion independent is available at: https://coca-colafemsa.com/en/investor-relations/debt-holder-information/sustainability-linked-bond/

September 21, 2021	Page 1

About Coca-Cola FEMSA

Mexican Stock Exchange, Ticker: KOFUBL

NYSE (ADS), Ticker: KOF | Ratio of KOFUBL to KOF = 10:1

Coca-Cola FEMSA, S.A.B. de C.V. is the largest Coca-Cola franchise bottler in the world by sales volume. The Company produces and distributes trademark beverages of The Coca-Cola Company, offering a wide portfolio of 129 brands to a population of more than 265 million. With over 80 thousand employees, the Company markets and sells approximately 3.3 billion unit cases through close to 2 million points of sale a year. Operating 49 manufacturing plants and 268 distribution centers, Coca-Cola FEMSA is committed to generating economic, social, and environmental value for all of its stakeholders across the value chain. The Company is a member of the Dow Jones Sustainability Emerging Markets Index, Dow Jones Sustainability MILA Pacific Alliance Index, FTSE4Good Emerging Index, and the S&P/BMV Total Mexico ESG Index, among others. Its operations encompass franchise territories in Mexico, Brazil, Guatemala, Colombia, and Argentina, and, nationwide, in Costa Rica, Nicaragua, Panama, Uruguay, and in Venezuela through its investment in KOF Venezuela. For further information, please visit www.coca-colafemsa.com

For further information, please contact to Investor Relations team:

•	Jorge Collazo | jorge.collazo@kof.com.mx
•	Lorena Martin | lorena.martinl@kof.com.mx
•	Bryan Carlson | bryan.carlson@kof.com.mx
•	Marene Aranzabal | marene.aranzabal@kof.com.mx

September 21, 2021	Page 2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COCA-COLA FEMSA, S.A.B. DE C.V.
By: /s/ Constantino Spas Montesinos
Constantino Spas Montesinos Chief Financial Officer

Date: September 21, 2021